Exhibit 21.1

Wholly Owned Subsidiaries of
Blox, Inc.

  Kenderes Biogaz Termelo Korlatolt Fele Lossegu Tarsasag, a company governed by the laws of Hungary
  Kenderesh Endeavors Corp., a company governed by the laws of British Columbia
  Blox Energy Inc., a company governed by the laws of British Columbia